As confidentially submitted with the U.S. Securities and Exchange Commission on August 10, 2023.

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAXMEDICA, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	85-0870387
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

303 South Broadway, Suite 125

Tarrytown, NY 10591

(914) 987-2876

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Howard J. Weisman

Chief Executive Officer

PaxMedica, Inc.

303 South Broadway, Suite 125

Tarrytown, NY 10591

(914) 987-2876

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David S. Rosenthal, Esq.

Anna Tomczyk, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-3500

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST 10, 2023

PRELIMINARY PROSPECTUS

Up to            Shares of Common Stock
Up to            Warrants to Purchase Common Stock
Up to               Pre-Funded Warrants to Purchase Common Stock
Placement Agent Warrants to Purchase up to                 Shares of Common Stock
Up to               Shares of Common Stock Underlying the Warrants,
Pre-Funded Warrants and Placement Agent Warrants

We are offering up to               shares of our common stock together with             common stock purchase warrants to purchase up to shares of common stock, or the common stock purchase warrants. Each share of our common stock, or a pre-funded warrant in lieu thereof, is being sold together with a common stock purchase warrant to purchase one share of our common stock. The shares of common stock and common stock purchase warrants are immediately separable and will be issued separately in this offering, but must be purchased together in this offering. The assumed public offering price for each share of common stock and accompanying common stock purchase warrant is $            , which was the closing price of our common stock on The Nasdaq Capital Market on                   , 2023. Each common stock purchase warrant will have an exercise price per share of $           and will be immediately exercisable. The common stock purchase warrants will expire on the five-year anniversary of the original issuance date.

We are also offering to each purchaser whose purchase of shares of our common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of our outstanding shares of common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants to purchase shares of common stock, or the pre-funded warrants, in lieu of shares of common stock. Each pre-funded warrant will be exercisable for one share of our common stock. The purchase price of each pre-funded warrant and accompanying common stock purchase warrant will equal the price per share of common stock being sold to the public in this offering, minus $0.01, and the exercise price of each pre-funded warrant will be $0.01 per share. For each pre-funded warrant that we sell, the number of shares of our common stock that we are offering will be decreased on a one-for-one basis. The pre-funded warrants will not be listed on The Nasdaq Capital Market and are not expected to trade in any market, however the shares of our common stock to be issued upon exercise of the pre-funded warrants will trade on The Nasdaq Capital Market.

This offering will terminate on              , unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The public offering price per share (or pre-funded warrant) and common stock purchase warrant will be fixed for the duration of this offering.

Our common stock is listed on The Nasdaq Capital Market under the symbol “PXMD.” The last reported sale price of our common stock on The Nasdaq Capital Market on August 10, 2023, was $0.65 per share. The public offering price per share of common stock and accompanying common stock purchase warrant and per pre-funded warrant and accompanying common stock purchase warrant will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the then current market price of our common stock. The recent market price used throughout this prospectus may not be indicative of the actual offering price. The actual public offering price may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering. There is no established public trading market for the common stock purchase warrants and pre-funded warrants and we do not expect a market for the common stock purchase warrants or the pre-funded warrants to develop. We do not intend to list the common stock purchase warrants or pre-funded warrants on The Nasdaq Capital Market, any other national securities exchange or any other trading system. Without an active trading market, the liquidity of the pre-funded warrants and the common stock purchase warrants will be limited.

We have engaged                              , or the placement agent, to act as our exclusive placement agent in connection with this offering. The placement agent has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The placement agent is not purchasing or selling any of the securities we are offering and the placement agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the placement agent the placement agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum offering requirement as a condition of closing of this offering. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. We will bear all costs associated with the offering. See “Plan of Distribution” beginning on page 29 of this prospectus for more information regarding these arrangements.

We are an “emerging growth company” and a “smaller reporting company” as defined under federal securities law and, as such, we have elected to comply with certain reduced public company reporting requirements. See the section titled “Prospectus Summary - Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves a high degree of risks. See “Risk Factors” beginning on page 7. Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share and	Per Pre-Funded
	Common stock	Warrant and
	purchase	Common stock
	warrant	purchase warrant	Total
Public offering price	$	$	$
Placement agent fees(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1) We have agreed to pay the placement agent a cash fee equal to 6.5% of the gross proceeds raised in this offering, provided that, only with respect to a specified investor, such cash fee shall be equal to 3.25% of the gross proceeds raised from such specified investor in this offering. In addition, we have agreed to issue the placement agent or its designees warrants to purchase a number of shares of common stock equal to 4.0% of the shares of common stock sold in this offering (including the shares of common stock issuable upon the exercise of the pre-funded warrants sold in this offering), provided that, only with respect to a specified investor, such warrants shall be equal to 2.0% of the number of shares of common stock (including the shares of common stock issuable upon the exercise of the pre-funded warrants) sold to such specified investor in this offering. For a description of the compensation to be received by the placement agent, see “Plan of Distribution” for more information.

The delivery to purchasers of the shares of common stock, pre-funded warrants, and warrants to purchase common stock in this offering is expected to be made on or about                           , 2023, subject to satisfaction of certain customary closing conditions.

The date of this prospectus is                     , 2023

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. We may also file a prospectus supplement or post-effective amendment to the registration statement of which this prospectus forms a part that may contain material information relating to these offerings. The prospectus supplement or post-effective amendment may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in, or incorporated by reference in, this prospectus and the applicable prospectus supplement or post-effective amendment, you should rely on the prospectus supplement or post-effective amendment, as applicable. Before purchasing any securities, you should carefully read this prospectus, any post-effective amendment, and any applicable prospectus supplement, and information incorporated by reference therein, together with the additional information described in the “Where You Can Find More Information” section of this prospectus.

Neither we nor the placement agent have authorized anyone to provide you with information other than that contained in this prospectus or any free writing prospectus prepared by or on our behalf or to which we have referred you. We and the placement agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the placement agent are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and future prospects may have changed since that date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

We and the placement agent are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. Neither we nor the placement agent have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information about us and this offering and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus and the documents incorporated by reference, especially the “Risk Factors,” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the accompanying notes to those statements, incorporated herein by reference to our most recent Annual Report on Form 10-K and our other filings with the SEC before making an investment decision. If any of the risks materialize or other events or conditions arise that we cannot predict, our business, financial condition, operating results and prospects could be materially and adversely affected. As a result, the price of our common stock could decline, and you could lose part or all of your investment. Some of the statements in this prospectus and the documents incorporated by reference constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those discussed in “Risk Factors” and other sections of this prospectus and the documents incorporated by reference.

Overview

We are a clinical stage biopharmaceutical company focusing on the development of anti-purinergic drug therapies (“APT”) for the treatment of disorders with intractable neurologic symptoms, ranging from neurodevelopmental disorders, including autism spectrum disorder (“ASD”), to Myalgic Encephalomyelitis/Chronic Fatigue Syndrome (“ME/CFS”), a debilitating physical and cognitive disorder believed to be viral in origin and now with rising incidence globally due to the long term effects of SARS-CoV-2 (“COVID-19”). APTs have been shown to block the effects of excess production and extracellular receptor activity of adenosine triphosphate (“ATP”), which acts as both the main energy molecule in all living cells and a peripheral and central nervous system neurotransmitter via receptors that are found throughout the nervous system. Excess purinergic signaling can offset homeostasis and trigger immune responses that result in localized and systemic increases in inflammatory chemokines and cytokines, ultimately stimulating ATP production. APTs may also impact immunologic and inflammatory mechanisms that may be causing or exacerbating symptoms in these seemingly unrelated disorders, which may be caused in part by similar mechanisms of ATP overproduction.

One of our primary points of focus is currently the development and testing of our lead program, PAX-101, an intravenous formulation of suramin, in the treatment of ASD and the advancement of the clinical understanding of using that agent against other disorders such as ME/CFS and Long COVID-19 Syndrome (“LCS”), a clinical diagnosis in individuals who have been previously infected with COVID-19. In February 2021, we announced positive topline data from our Phase 2 dose-ranging clinical trial evaluating PAX-101 (commonly known as intravenous suramin) for the treatment of the core symptoms of ASD, as described in more detail below. We also intend to submit data to support a New Drug Application (an “NDA”) for PAX-101 under the Tropical Disease Priority Voucher Program of the U.S. Food and Drug Administration (the “FDA”) for the treatment of Human African Trypanosomiasis, a fatal parasitic infection commonly known as African sleeping sickness (“HAT”), leveraging suramin’s historical use in treating HAT outside of the United States. We have exclusively licensed clinical data from certain academic and international government institutions to potentially accelerate PAX-101’s development plans in the United States through this regulatory program and seek approval in the United States for the treatment of East African HAT, which is caused by the parasite Trypanosome brucei rhodesiense, as early as 2024. We are also pursuing the development of next generation APT product development candidates for neurodevelopmental indications. These candidates include PAX-102, our proprietary intranasal formulation of suramin, as well as other new chemical entities that are more targeted and selective antagonists of particular purine receptor subtypes. We believe our lead drug candidate (suramin), if approved by the FDA, may be a significant advancement in the treatment of ASD and a potentially useful treatment for ME/CFS and LCS.

Corporate Information

We were formed as a Delaware limited liability company under the name Purinix Pharmaceuticals LLC (“Purinix”) on April 5, 2018. On April 15, 2020, we converted into a Delaware corporation and changed our name to PaxMedica, Inc. Our offices are located at 303 South Broadway, Suite 125, Tarrytown, NY 10591, and our telephone number is (914) 987-2876. Our website is www.paxmedica.com. Information contained in, or accessible through, our website does not constitute part of this prospectus or registration statement and inclusions of our website address in this prospectus or registration statement are inactive textual references only.

“PaxMedica” and our other common law trademarks, service marks or trade names appearing herein are the property of PaxMedica, Inc. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Going Concern

We have incurred recurring losses since inception and have an accumulated deficit of approximately $41.1 million as of June 30, 2023, which recurring losses have raised substantial doubt regarding our ability to continue as a going concern. We anticipate operating losses to continue for the foreseeable future due to, among other things, costs related to research funding, development of our product candidates and preclinical and clinical programs, regulatory clearances, strategic alliances, the development of our administrative organization, as well as costs to comply with the requirements of being a public company operating in a highly regulated industry. As of June 30, 2023, we had $3.1 million of cash and cash equivalents.

Our ability to continue as a going concern is dependent on our ability to raise additional capital and should we be unable to raise sufficient additional capital, we may be required to undertake cost-cutting measures including delaying or discontinuing certain clinical activities. The net proceeds from this offering are not expected to remove the substantial doubt regarding our ability to continue as a going concern and as such, there will remain substantial doubt about our ability to continue as a going concern after this offering. Assuming net proceeds of $      million from this offering, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs for the next         months under our current business plan.

Nasdaq

One August 2, 2023, we received a notification letter (the “Minimum Bid Letter”) from the staff (the “Staff”) of the Listing Qualification Department of The Nasdaq Stock market LLC (“Nasdaq”) stating that we were not in compliance with Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), requiring us to have a minimum bid price of $1.00 per share of common stock for 30 consecutive days. Nasdaq granted us a period of 180 calendar days, or until January 29, 2024, to regain compliance with the Minimum Bid Price Requirement, during which our shares of common stock are expected to remain eligible to be listed and traded on The Nasdaq Capital Market, unless we are subject to delisting for a different deficiency. In the event we are not in compliance by January 29, 2024, we may be afforded a second 180-calendar-day grace period. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our shares of common stock will be subject to delisting.

On June 12, 2023, we received a determination letter (the “Minimum Market Value Letter”) from the Staff of the Listing Qualifications Department of Nasdaq stating that we have not regained compliance with Listing Rule 5550(b)(2) (the “Minimum Market Value Requirement”), requiring us to maintain a market value of listed securities of a minimum of $35 million, during the 180-day grace period previously granted to us.

As previously disclosed, we were initially notified by the Staff on December 6, 2022 that we were not in compliance with the Minimum Market Value Requirement for a period of 30 consecutive business days, and Nasdaq granted us a period of 180 calendar days, or until June 5, 2023, to regain compliance with the Minimum Market Value Requirement. As a result of not regaining compliance with the Minimum Market Value requirement during the 180-day period, our common stock is subject to delisting from The Nasdaq Capital Market. Pursuant to the Minimum Market Value Letter, unless we requested a hearing to appeal the Staff’s determination by 4:00 p.m., Eastern Time, on June 20, 2023, trading of our common stock would be suspended at the opening of business on June 22, 2023, and a Form 25-NSE would be filed with the Securities and Exchange Commission (the “SEC”), which would remove our common stock from listing and registration on Nasdaq. On June 20, 2023, we requested a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the Staff’s delisting determination, which has been scheduled for August 10, 2023. Our hearing request has stayed the suspension of trading of our common stock, which will continue to trade on The Nasdaq Capital Market until the hearing process concludes and the Panel issues a written decision. There can be no assurance that our appeal will be successful and that the Panel will grant our request for a suspension of delisting or continued listing on The Nasdaq Capital Market.

Implications of being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include those that allow us to:

•	provide only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	make reduced disclosure about our executive compensation arrangements;

•	hold no non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exempt us from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering (i.e., December 31, 2027); (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company, and we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. For certain risks related to our status as an emerging growth company, see “Risk Factors — Risks Related to Our Common Stock and this Offering — We are an ‘emerging growth company’ and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors” in our most recent Annual Report on Form 10-K.

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies (i) until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or (ii) if our annual revenues are less than $100 million during the most recently completed fiscal year, until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common Stock and common stock purchase warrants offered by us

Up to      shares of our common stock and common stock purchase warrants to purchase up to               shares of common stock, or pre-funded warrants to purchase shares of common stock and common stock purchase warrants to purchase shares of common stock. The shares of common stock or pre-funded warrants, respectively, and common stock purchase warrants are immediately separable and will be issued separately in this offering, but must initially be purchased together in this offering. Each common stock purchase warrant has an exercise price of $                per share of common stock and is immediately exercisable and will expire five years from the date of the issuance. See “Description of Securities We Are Offering.” We are also registering      shares of common stock issuable upon exercise of the pre-funded warrants and the common stock purchase warrants pursuant to this prospectus.

Pre-funded warrants offered by us

We are also offering to those purchasers, if any, whose purchase of the common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if they so choose, pre-funded warrants in lieu of the common stock that would otherwise result in ownership in excess of 4.99% (or 9.99%, as applicable) of our outstanding common stock.

The purchase price of each pre-funded warrant and accompanying common stock purchase warrant will equal the price per share of common stock and accompanying common stock purchase warrant being sold to the public in this offering, minus $0.01, and the exercise price of each pre-funded warrant will be $0.01 per share. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis.

Each pre-funded warrant will be immediately exercisable and may be exercised at any time, subject to ownership limitations. The pre- funded warrants do not expire. To better understand the terms of the pre-funded warrants, you should carefully read the “Description of Securities We Are Offering” section of this prospectus. You should also read the form of pre-funded warrant, which is filed as an exhibit to the registration statement that includes this prospectus.

Terms of the offering	This offering will terminate on , 2023, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date.

Common Stock to be outstanding after this offering(1)

shares of common stock, assuming no sale of any pre-funded warrants and no exercise of the common stock purchase warrants being offered in this offering. To the extent pre- funded warrants are sold, the number of shares of common stock sold in this offering will be reduced on a one-for-one basis.

Use of Proceeds	We intend to use the net proceeds of this offering for general working capital purposes. See the section of this prospectus titled “Use of Proceeds” for additional information.

Nasdaq Capital Market Symbol

PXMD

We do not intend to apply to list the common stock purchase warrants or pre-funded warrants on any national securities exchange or other trading system. Without an active trading market, the liquidity of the common stock purchase warrants and pre-funded warrants will be limited.

Lock-up Agreements	The company and our directors and officers have agreed with the placement agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of days after the date of this prospectus. See “Plan of Distribution” for more information.

Risk Factors	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 for important information.

(1)	The number of shares of our common stock outstanding after this offering is based on 15,369,477 shares of our common stock outstanding as of June 30, 2023, and excludes:

•	142,088 shares of our common stock issuable upon the exercise of the 2020 Warrants to purchase shares of common stock at an exercise price equal to $3.00 per share;

•	867,961 shares of common stock issuable upon the conversion of our outstanding Series X Preferred Stock;

•	1,953,211 shares of our common stock reserved for issuance upon settlement of restricted stock units granted as of June 30, 2023 pursuant to the PaxMedica Inc. Amended and Restated 2020 Omnibus Equity Incentive Plan (the “2020 Plan”);

•	276,841 shares of our common stock available for issuance under the 2020 Plan;

•	108,181 shares of our common stock issuable upon the exercise of warrants to purchase shares of common stock at an exercise price of $6.88 per share issued to the underwriters in connection with our initial public offering (the “Underwriter Warrants”);

•	195,140 shares of our common stock issuable upon exercise of the 2022 Warrants at an exercise price equal to $4.20 per share;

•	142,000 shares of our common stock issuable upon the exercise of the Representative’s Warrants (as defined below) issued in January and March 2023 to purchase shares of common stock at an exercise price equal to $3.00 per share and $3.50 per share, respectively;

•	up to $15,229,385 of shares of our common stock issuable to Lincoln Park Capital Fund, LLC (“Lincoln Park”) from time to time under the Lincoln Park Purchase Agreement (as defined below), of which 10,323,255 shares of our common stock have been registered for resale on a Registration Statement on Form S-1 (File No. 333-268882), initially filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2022 and declared effective on December 27, 2022 (the “Lincoln Park Registration Statement”);

•	up to 3,391,549 shares of common stock issuable upon the conversion or repayment of a secured, 18-month, interest free convertible promissory note in the principal amount of $3,680,000 (the “Lind Note”) issued to Lind Global Fund II LP (“Lind”); and

•	800,000 shares of common stock issuable to Lind upon exercise of a common stock purchase warrant (the “Lind Warrant”).

RISK FACTORS

An investment in our common stock is speculative, illiquid and involves a high degree of risk including the risk of a loss of your entire investment. We have identified a number of these factors under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022, as updated by our subsequently filed Quarterly Reports on Form 10-Q, each of which are incorporated by reference in this prospectus, as well as in other information included or incorporated by reference in this prospectus and any prospectus supplement. We have also identified certain risks related to this offering, which are listed below. You should carefully consider the risks and uncertainties and the other information contained in this prospectus. The risks identified are not the only ones facing us. Additional unanticipated or unknown risks and uncertainties may exist that could also adversely affect our business, operations and financial condition in ways that are unknown to us or unpredictable. If any of the risks actually materialize, our business, financial condition and/or operations could suffer. In such event, the trading price of our common stock could decline, and you could lose all or a substantial portion of your investment. See the section of this prospectus titled “Where You Can Find More Information.

Risks Related to Our Financial Position and Need for Capital

We have never generated revenue from operations, are unlikely to generate revenues for several years, and our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern. We may never become profitable or, if we achieve profitability, be able to sustain profitability.

We have never generated revenue from operations, are unlikely to generate revenues for several years, and are currently operating at a loss and expect our operating costs will increase significantly as we incur further costs related to preclinical development and the clinical trials for our drug candidates. We expect to incur substantial expenses without corresponding revenues unless and until we are able to obtain regulatory approval and successfully commercialize any of our drug candidates. We may never be able to obtain regulatory approval for the marketing of our drug candidates in any indication in the United States or internationally. Even if we are able to commercialize our drug candidates, there can be no assurance that we will generate significant revenues or ever achieve profitability. We have incurred recurring losses since inception and have an accumulated deficit of approximately $41.1 million as of June 30, 2023, which recurring losses have raised substantial doubt regarding our ability to continue as a going concern.

We anticipate operating losses to continue for the foreseeable future due to, among other things, costs related to research funding, development of our product candidates and preclinical and clinical programs, regulatory clearances, strategic alliances, the development of our administrative organization, as well as costs to comply with the requirements of being a public company operating in a highly regulated industry. As of June 30, 2023, we had $3.1 million of cash and cash equivalents. Our forecast of the period of time through which our current financial resources will be adequate to support our operations and the costs to support our general and administrative, sales and marketing, research and development activities and costs to comply with the requirements of being a public company operating set forth below are forward-looking statements and involve risks and uncertainties. The financial statements do not include any adjustments that might be necessary should we be unable to continue as a going concern.

We are uncertain when or if we will be able to achieve or sustain profitability. If we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Failure to become and remain profitable would impair our ability to sustain operations and adversely affect the price of our common stock and our ability to raise capital.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering, which will provide us only limited working capital.

This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering. Assuming that we receive net proceeds of approximately $       from this offering (assuming an offering with gross proceeds of $     ), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will meet our capital needs for the next        months under our current business plan. Assuming that we receive net proceeds of approximately $       from this offering (assuming an offering with gross proceeds of $       ), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs for the next        months under our current business plan. Assuming that we receive net proceeds of approximately $       from this offering (assuming an offering with gross proceeds of $       ), we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will satisfy our capital needs for the next          months under our current business plan.

Risks Related to Our Common Stock

We have received deficiency letters from Nasdaq relating to non-compliance with Nasdaq’s continued listing requirements. Our common stock could become subject to delisting from Nasdaq if we fail to regain compliance.

One August 2, 2023, we received the Minimum Bid Letter from the Staff of the Listing Qualification Department of Nasdaq stating that we were not in compliance with the Minimum Bid Price Requirement, requiring us to have a minimum bid price of $1.00 per share of common stock for 30 consecutive days. Nasdaq granted us a period of 180 calendar days, or until January 29, 2024, to regain compliance with the Minimum Bid Price Requirement, during which our shares of common stock are expected to remain eligible to be listed and traded on The Nasdaq Capital Market, unless we are subject to delisting for a different deficiency. In the event we are not in compliance by January 29, 2024, we may be afforded a second 180-calendar-day grace period. To qualify, we would be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement. If we do not regain compliance within the allotted compliance period(s), including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that our shares of common stock will be subject to delisting.

On June 12, 2023, we received the Minimum Market Value Letter from the Nasdaq Staff stating that we have not regained compliance with the Minimum Market Value Requirement requiring us to maintain a market value of listed securities of a minimum of $35 million, during the 180-day grace period previously granted to us. Pursuant to the Minimum Market Value Letter, unless we requested a hearing to appeal the Staff’s determination by 4:00 p.m., Eastern Time, on June 20, 2023, trading of our common stock would be suspended at the opening of business on June 22, 2023, and a Form 25-NSE would be filed with the SEC, which would remove our common stock from listing and registration on Nasdaq. On June 20, 2023, we requested a hearing before the Panel to appeal the Staff’s delisting determination, which has been scheduled for August 10, 2023. Our hearing request has stayed the suspension of trading of our common stock, which will continue to trade on The Nasdaq Capital Market until the hearing process concludes and the Panel issues a written decision.

As previously disclosed, we were initially notified by the Staff on December 6, 2022 that we were not in compliance with the Minimum Market Value Requirement for a period of 30 consecutive business days, and Nasdaq granted us a period of 180 calendar days, or until June 5, 2023, to regain compliance with the Minimum Market Value Requirement. As a result of not regaining compliance with the Minimum Market Value requirement during the 180-day period, our common stock is subject to delisting from The Nasdaq Capital Market.

There can be no assurance that our appeal will be successful and that the Panel will grant our request for a suspension of delisting or continued listing on The Nasdaq Capital Market. If we fail to satisfy the continued listing requirements of Nasdaq, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Risks related to this offering

This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.

The placement agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The placement agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, placement agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds to complete such short-term operations. Such additional fundraises may not be available or available on terms acceptable to us.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from the offering, including for any of the purposes described in “Use of Proceeds.” You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used effectively. Because of the number and variability of factors that will determine our use of the net proceeds, their ultimate use may differ substantially from what we currently intend. The failure by our management to apply these funds effectively could adversely affect us. Pending their use, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or commercial bank accounts. While we intend to invest the net proceeds conservatively, there is no assurance that these investments will not decline in value or will yield reasonable returns.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares of common stock.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the assumed public offering price of $              per share and accompanying common stock purchase warrant, the last reported price of our common stock on The Nasdaq Capital Market on             , 2023, purchasers of securities in this offering will experience immediate dilution of $            per share in net tangible book value of the common stock. See the section of this prospectus titled “Dilution” for a more detailed description of these factors.

There is no public market for any common stock purchase warrants or pre-funded warrants sold in this offering.

There is no established public trading market for the common stock purchase warrants or pre-funded warrants being sold in this offering. We will not list the common stock purchase warrants or pre-funded warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Therefore, we do not expect a market to ever develop for the common stock purchase warrants or pre-funded warrants. Without an active market, the liquidity of the common stock purchase warrants and pre-funded warrants will be limited.

The common stock purchase warrants and pre-funded warrants are speculative in nature.

The common stock purchase warrants and pre-funded warrants do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but merely represent the right to acquire shares of common stock at a fixed price. Commencing on the date of issuance, holders of common stock purchase warrants and pre-funded warrants may exercise their right to acquire the underlying common stock and pay the stated warrant exercise price per share.

Until holders of common stock purchase warrants or pre-funded warrants acquire shares of our common stock upon exercise thereof, holders of such common stock purchase warrants or pre-funded warrants will have no rights with respect to shares of our common stock. Upon exercise of the common stock purchase warrants or pre-funded warrants, such holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in this prospectus contain forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	the expectation that we will incur significant operating losses for the foreseeable future and will need significant additional capital, including through future sales and issuances of equity securities which could also result in substantial dilution to our stockholders;
•	our current and future capital requirements to support our development and commercialization efforts for our product candidates and our ability to satisfy our capital needs;
•	our dependence on our product candidates, which are still in preclinical or early stages of clinical development;
•	our, or our third-party manufacturers’, ability to manufacture cGMP batches of our product candidates as required for pre-clinical and clinical trials and, subsequently, our ability to manufacture commercial quantities of our product candidates;
•	our ability to successfully obtain a priority review voucher, or PRV, for PAX-101 and the commercial value to be realized from any such PRV, if any;
•	our ability to attract and retain key executives and medical and scientific personnel;
•	our ability to add new facilities or to expand our existing facilities as we add employees, and our belief that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations;
•	our ability to complete required clinical trials for our product candidates and obtain approval from the FDA or other regulatory agencies in different jurisdictions;
•	our lack of a sales and marketing organization and our ability to commercialize our product candidates if we obtain regulatory approval;
•	our dependence on, and utilization of, third parties to manufacture our product candidates;
•	our reliance on third-party CROs to conduct our clinical trials;
•	our ability to obtain, maintain or protect the validity of our intellectual property, including our granted or potential future patents;
•	our ability to internally develop new inventions and intellectual property;
•	our interpretations of current laws and the passages of future laws;
•	our business model and strategic plans for our products, technologies and business, including our implementation thereof;
•	the accuracy of our estimates regarding expenses and capital requirements;
•	our ability to adequately support organizational and business growth; and
•	our ability to meet the Nasdaq listing standards.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and under similar headings in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q incorporated by reference herein and elsewhere in this prospectus or incorporated by reference herein. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward- looking events and circumstances discussed in this prospectus or incorporated by reference herein may not occur and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or will occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus, the documents incorporated by reference herein and the documents that we reference in this prospectus and have filed with the Commission as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our common stock in this offering, assuming all shares of common stock offered are sold, after deducting placement agent fees and other offering expenses payable by us and assuming no sale of any pre-funded warrants and no exercise of the common stock purchase warrants being offered in this offering, will be approximately $         , based on the public offering price of $       per share and accompanying common stock purchase warrants. However, because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus.

We currently expect to use the net proceeds from this offering, together with our existing funds, to advance our development programs and for general corporate purposes, which may include the acquisition of companies or businesses, working capital, clinical trial expenditures and capital expenditures.

Our expected use of net proceeds from this offering represents our intentions based on our present plans and business conditions, which could change as our plans and business conditions evolve. The amounts and timing of our actual expenditures will depend on numerous factors, including our development timeline, costs associated with drug development, the impact of the COVID-19 pandemic, and any unforeseen cash needs and other factors described under “Risk Factors” in this prospectus and incorporated by reference from our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, as well as the amount of cash used in our operations. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following unaudited table sets forth our cash and our capitalization at June 30, 2023:

•	on an actual basis; and

•	on an as adjusted basis, to give effect to the sale and issuance by us of shares of our common stock in this offering, assuming no sale of any pre-funded warrants, no exercise of the common stock purchase warrants being offered in this offering, that no value is attributed to such common stock purchase warrants and that such common stock purchase warrants are classified as and accounted for as equity, at an assumed public offering price of $ per share and accompanying common stock purchase warrant, the last reported sale price of our common stock on The Nasdaq Capital Market on , 2023, after deducting placement agent fees and other offering expenses payable by us.

You should read the following table together with our financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated herein by reference.

	June 30, 2023
	Actual	As Adjusted
	(unaudited)
Cash	$3,069,894	$
Note payable - fair value, current portion	$1,611,336
Note payable - fair value, less current portion	$53,711
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized: actual and as adjusted; no shares issued or outstanding actual or as adjusted.	-		-
Series X preferred shares, 500,000 shares authorized as of June 30, 2023; 45,567 shares issued and outstanding at June 30, 2023; shares issued and outstanding as adjusted	$5
Common stock, par value $0.0001; 200,000,000 shares authorized as of June 30, 2023; 15,369,477 shares issued and outstanding at June 30, 2023; shares issued and outstanding as adjusted	$1,537	$
Additional paid-in capital	43,323,867
Accumulated deficit	(41,060,050)
Total stockholders’ equity	2,265,359
Total capitalization	$2,319,070	$

The as adjusted information discussed above is illustrative only and will be determined based on the actual public offering price and other terms of this offering determined at pricing. The number of shares of common stock to be outstanding after the offering is based on 15,369,477 shares of common stock outstanding as of June 30, 2023, and excludes:

•	142,088 shares of our common stock issuable upon the exercise of the 2020 Warrants to purchase shares of common stock at an exercise price equal to $3.00 per share;

•	867,961 shares of common stock issuable upon the conversion of our outstanding Series X Preferred Stock;

•	1,953,211 shares of our common stock reserved for issuance upon settlement of restricted stock units granted as of June 30, 2023 pursuant to the 2020 Plan;

•	276,841 shares of our common stock available for issuance under the 2020 Plan;

•	108,181 shares of our common stock issuable upon the exercise of the Underwriter Warrants to purchase shares of common stock at an exercise price of $6.88 per share;

•	195,140 shares of our common stock issuable upon exercise of the 2022 Warrants at an exercise price equal to $4.20 per share;

•	142,000 shares of our common stock issuable upon the exercise of the Representative’s Warrants (as defined below) issued in January and March 2023 to purchase shares of common stock at an exercise price equal to $3.00 per share and $3.50 per share, respectively;

•	up to $15,229,385 of shares of our common stock issuable to Lincoln Park from time to time under the Lincoln Park Purchase Agreement, of which 10,323,225 shares of our common stock have been registered for resale on the Lincoln Park Registration Statement;

•	up to 3,391,549 shares of common stock issuable to Lind upon the conversion or repayment of the Lind Note; and

•	800,000 shares of common stock issuable to Lind upon exercise of the Lind Warrant.

DILUTION

If you invest in our securities in this offering, your ownership interest may be diluted immediately depending on the difference between the public offering price per share of our common stock and accompanying warrant and the as adjusted net tangible book value per share of our common stock immediately after this offering (in each case, assuming no pre-funded warrants are sold in this offering, no exercise of the common stock purchase warrants being offered in this offering, that no value is attributed to such common stock purchase warrants and that such common stock purchase warrants are classified as and accounted for as equity).

Our net tangible book value represents total tangible assets less total liabilities divided by the number of shares of common stock outstanding on June 30, 2023. As of June 30, 2023, we had a historical net tangible book value of $2,265359, or $0.15 per share of common stock.

After giving effect to the assumed sale and issuance of shares of common stock and accompanying common stock purchase warrant in this offering at an assumed public offering price of $      per share and accompanying common stock purchase warrant, the last reported sale price of our common stock on The Nasdaq Capital Market on              , 2023, after deducting placement agent fees and other offering expenses payable by us, our as adjusted net tangible book value at June 30 2023, would have been $          , or $      per share of our common stock (assuming no pre-funded warrants are sold in this offering, no exercise of the common stock purchase warrants being offered in this offering, that no value is attributed to such common stock purchase warrants and that such common stock purchase warrants are classified as and accounted for as equity). This represents an immediate increase in net tangible book value of approximately $      per share to our existing stockholders and an immediate dilution of $             per share to new investors.

The dilutive or accretive effect per share to investors participating in this offering is determined by subtracting the as adjusted net tangible book value per share after this offering from the public offering price per share and accompanying common stock purchase warrant paid by investors participating in this offering. The following table illustrates this result on a per share basis:

Assumed offering price per share and accompanying common stock purchase warrant	$
Historical net tangible book value per share of common stock at June 30 2023		$0.15
Increase in net tangible book value per share of common stock attributable to this offering	$
As adjusted net tangible book value per share of common stock after this offering	$
Dilution per share of common stock to new investors in this offering	$

A $0.10 increase in the assumed public offering price per share and accompanying common stock purchase warrant would increase the as adjusted net tangible book value by $        per share and result in dilution to investors participating in this offering of $          per share, and a $0.10 decrease in the assumed public offering price per share and accompanying common stock purchase warrant would decrease the as adjusted net tangible book value by $           per share and result in dilution to investors participating in this offering of $         per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and assuming no pre-funded warrants are sold in this offering, no exercise of the common stock purchase warrants being offered in this offering, that no value is attributed to such common stock purchase warrants and that such common stock purchase warrants are classified as and accounted for as equity, and after deducting placement agent fees and estimated expenses payable by us.

An increase of one million shares in the number of shares offered by us in this offering would increase our as adjusted net tangible book value per share by approximately $         million and our as adjusted net tangible book value per share would be $         , representing dilution to new investors in this offering of $       per share. A decrease of one million shares in the number of shares offered by us in this offering would increase our as adjusted net tangible book value per share by approximately $          resulting in an as adjusted net tangible book value per share of $          and dilution to investors participating in this offering of $       per share. The foregoing calculations assume that the public offering price remains the same, and are after deducting placement agent fees and estimated expenses payable by us.

The table and discussion above are based on 14,619,477 shares of common stock outstanding at June 30 2023, and exclude, as of that date, the following:

•	142,088 shares of our common stock issuable upon the exercise of the 2020 Warrants to purchase shares of common stock at an exercise price equal to $3.00 per share;

•	867,943 shares of common stock issuable upon the conversion of our outstanding Series X Preferred Stock;

•	1,953,211 shares of our common stock reserved for issuance upon settlement of restricted stock units granted as of June 30 2023 pursuant to the 2020 Plan;

•	276,841 shares of our common stock available for issuance under the 2020 Plan;

•	108,181 shares of our common stock issuable upon the exercise of the Underwriter Warrants to purchase shares of common stock at an exercise price of $6.88 per share;

•	195,140 shares of our common stock issuable upon exercise of the 2022 Warrants at an exercise price equal to $4.20 per share;

•	142,000 shares of our common stock issuable upon the exercise of the Representative’s Warrants (as defined below) issued in January and March 2023 to purchase shares of common stock at an exercise price equal to $3.00 per share and $3.50 per share, respectively; and

•	up to $15,229,385of shares of our common stock issuable to Lincoln Park from time to time under the Lincoln Park Purchase Agreement, of which 10,323,255 shares of our common stock have been registered for resale on the Lincoln Park Registration Statement;

•	up to 3,391,549 shares of common stock issuable to Lind upon the conversion or repayment of the Lind Note; and

•	800,000 shares of common stock issuable to Lind upon exercise of the Lind Warrant.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Common Stock Purchase Warrants

The following summary of certain terms and provisions of the common stock purchase warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the common stock purchase warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of common stock purchase warrant for a complete description of the terms and conditions of the common stock purchase warrants.

Duration and Exercise Price.   Each common stock purchase warrant offered hereby will have an exercise price of $     per share. The common stock purchase warrants will be immediately exercisable and may be exercised until five years from the date of issuance. The exercise price and number of shares of common stock issuable upon exercise of the common stock purchase warrants is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The common stock purchase warrants will be issued separately from the common stock or pre-funded warrants, respectively, and may be transferred separately immediately thereafter. The common stock purchase warrants will be issued in certificated form only.

Exercisability.   The common stock purchase warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s common stock purchase warrants to the extent that the holder would own more than 4.99% (or at the election of the holder prior to the issuance of any warrants, 9.99%) of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s common stock purchase warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the common stock purchase warrants. The ownership limit may be decreased upon notice from the holder to us.

Cashless Exercise.   If, at the time a holder exercises its warrants, a registration statement registering the issuance or resale of the shares of common stock underlying the common stock purchase warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the common stock purchase warrant.

Fundamental Transactions.   In the event of a fundamental transaction, as described in the common stock purchase warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of the voting power represented by our outstanding shares of capital stock, any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding shares of capital stock, any merger with or into another entity or a tender offer or exchange offer approved by 50% or more of the voting power represented by our outstanding shares of capital, then upon any subsequent exercise of a warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the common stock purchase warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the common stock purchase warrants have the right to require us or a successor entity to redeem the common stock purchase warrants for cash in the amount of the Black-Scholes Value (as defined in each common stock purchase warrant) of the unexercised portion of the common stock purchase warrants concurrently with or within 30 days following the consummation of a fundamental transaction.

However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the common stock purchase warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the common stock purchase warrants that is being offered and paid to the holders of our common stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our common stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If holders of our common stock are not offered or paid any consideration in the fundamental transaction, holders of common stock will be deemed to have received common stock of our successor entity.

Transferability.   Subject to applicable laws, a warrant may be transferred at the option of the holder upon surrender of the common stock purchase warrant to us together with the appropriate instruments of transfer.

Fractional Shares.   No fractional shares of common stock will be issued upon the exercise of the common stock purchase warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market.   There is no established trading market for the common stock purchase warrants, and we do not expect such a market to develop. We do not intend to apply to list the common stock purchase warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the common stock purchase warrants will be extremely limited.

No Rights as a Stockholder.   Except as otherwise provided in the common stock purchase warrants or by virtue of the holder’s ownership of shares of our common stock, such holder of common stock purchase warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises such holder’s common stock purchase warrants.

Amendments.   The common stock purchase warrants may be modified or amended with the written consent of the holder of such common stock purchase warrant and us.

Pre-Funded Warrants

The following summary of certain terms and provisions of the pre-funded warrants offered hereby in lieu of shares of common stock is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.

Duration and Exercise Price.   Each pre-funded warrant offered hereby will have an initial exercise price per share equal to $0.01. The pre-funded warrants will be immediately exercisable and may be exercised at any time. There is no expiration date for the pre-funded warrants. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability.   The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s pre-funded warrants to the extent that the holder would own more than 4.99% (or at the election of the holder prior to the issuance of any warrants, 9.99%) of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s pre-funded warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. The ownership limit may be decreased upon notice from the holder to us. No fractional shares of common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares of common stock, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price of such pre-funded warrant or round up to the next whole share.

Cashless Exercise.   In lieu of making the cash payment of the aggregate exercise price otherwise contemplated to be made to us upon such exercise, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Fundamental Transaction.   In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction.

Transferability.   Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrant to us together with the appropriate instruments of transfer.

No Exchange Listing.   We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading system.

No Rights as a Stockholder.   Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our common stock, including any voting rights. The common stock purchase warrants will provide that the holders of the pre-funded warrants have the right to participate in distributions or dividends paid on our shares of common stock.

Amendments.   The pre-funded warrants may be modified or amended with the written consent of the holder of such pre-funded warrant and us.

Placement Agent Warrants

The following summary of certain terms and provisions of the placement agent warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of warrants, the forms of which are filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the forms of warrant for a complete description of the terms and conditions of the warrants.

Duration and Exercise Price.   Each Placement Agent Warrant offered hereby will have an initial exercise price equal to $      per share of common stock (     % of the public offering price per share of common stock). The Placement Agent Warrants will be immediately exercisable and will expire three years from the closing of the offering. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Exercisability.   The Placement Agent Warrants may be exercised, in cash or by a cashless exercise at the election of the holder at any time during the four-and-one-half year period commencing 180 days from the effective date of the registration statement of which this prospectus is a part. Each Placement Agent Warrant may be exercised, in cash or by a cashless exercise at the election of the holder at any time following the date of issuance and from time to time thereafter through and including three years of the initial exercise date. The Placement Agent Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Placement Agent Warrants to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Placement Agent Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Placement Agent Warrants. The ownership limit may be decreased upon notice from the holder to us.

Cashless Exercise.   If, at the time a holder exercises its Placement Agent Warrants, a registration statement registering the issuance or resale of the shares of common stock underlying the Placement Agent Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Placement Agent Warrants.

Fundamental Transactions.   In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our shares of common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of 50% or more of the voting power represented by our outstanding shares of capital stock, any person or group becoming the beneficial owner of 50% or more of the voting power represented by our outstanding shares of capital stock, any merger with or into another entity or a tender offer or exchange offer approved by 50% or more of the voting power represented by our outstanding shares of capital, then upon any subsequent exercise of a Placement Agent Warrant, the holder will have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the Placement Agent Warrant is exercisable immediately prior to such event. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders of the Placement Agent Warrants have the right to require us or a successor entity to redeem the Placement Agent Warrants for cash in the amount of the Black-Scholes Value (as defined in each Placement Agent Warrant) of the unexercised portion of the Placement Agent Warrants concurrently with or within 30 days following the consummation of a fundamental transaction.

However, in the event of a fundamental transaction which is not in our control, including a fundamental transaction not approved by our board of directors, the holders of the Placement Agent Warrants will only be entitled to receive from us or our successor entity, as of the date of consummation of such fundamental transaction the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the Placement Agent Warrant that is being offered and paid to the holders of our common stock in connection with the fundamental transaction, whether that consideration is in the form of cash, stock or any combination of cash and stock, or whether the holders of our common stock are given the choice to receive alternative forms of consideration in connection with the fundamental transaction. If holders of our common stock are not offered or paid any consideration in the fundamental transaction, holders of common stock will be deemed to have received common stock of our successor entity.

Transferability.   Subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer.

Fractional Shares.   No fractional shares of common stock will be issued upon the exercise of the Placement Agent Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market.   There is no established trading market for the Placement Agent Warrants, and we do not expect such a market to develop. We do not intend to apply to list the Placement Agent Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Placement Agent Warrants will be extremely limited.

No Rights as a Stockholder.   Except as otherwise provided in the Placement Agent Warrants or by virtue of the holder’s ownership of shares of our common stock, such holder of Placement Agent Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until such holder exercises such holder’s Placement Agent Warrants.

Waivers and Amendments.   The warrants may be modified or amended or the provisions of such warrants waived with our consent and the consent of the holders of a majority of the outstanding warrants.

MATERIAL United States federal income tax consequences

The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock, pre-funded warrants, and common stock purchase warrants acquired in this offering. Our common stock, pre-funded warrants, and common stock purchase warrants are referred to collectively herein as our “securities.” This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (“IRS”) with respect to the matters discussed below, and there can be no assurance the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our securities, or that any such contrary position would not be sustained by a court.

We assume in this discussion that our securities will be held as capital assets (generally, property held for investment). This discussion does not address all aspects of United States federal income taxes, does not discuss the potential application of the Medicare contribution tax, the special accounting rules in Section 451(b) of the Code or the alternative minimum tax and does not address state or local taxes or U.S. federal gift and estate tax laws, or any non-U.S. tax consequences that may be relevant to holders in light of their particular circumstances. This discussion also does not address special tax rules applicable to particular holders, such as:

•	persons who acquired our securities as compensation for services;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, or are deemed to own, more than 5% of our securities (except to the extent specifically set forth below);
•	persons for whom our shares of common stock or common stock purchase warrants constitute “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;
•	persons deemed to sell our securities under the constructive sale provisions of the Code;
•	financial institutions;
•	brokers or dealers in securities;
•	tax-exempt organizations or tax-qualified retirement plans;
•	pension plans;
•	regulated investment companies or real estate investment trusts;
•	owners that hold our securities as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•	insurance companies;
•	controlled foreign corporations, passive foreign investment companies, or corporations that accumulate earnings to avoid United States federal income tax;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•	certain U.S. expatriates, former citizens, or long-term residents of the United States.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership considering an investment in our common stock, you should consult your tax advisors.

If you are considering the purchase of our securities, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of our securities, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Allocation of Purchase Price

The purchase price for each share of common stock (or, in lieu of common stock, each pre-funded warrant) and accompanying common stock purchase warrant will be allocated between each share of common stock (or, in lieu of common stock, each pre-funded warrant) and accompanying common stock purchase warrant in proportion to their relative fair market values at the time these securities are purchased by the holder. This allocation will establish a holder’s initial tax basis for U.S. federal income tax purposes in its share of common stock (or, in lieu of common stock, each pre-funded warrant) and common stock purchase warrant. We will not be providing holders with such allocation, and it is possible that different holders will reach different determinations regarding such allocation. A holder’s allocation of purchase price between each share of common stock (or, in lieu of common stock, each pre-funded warrant) and the accompanying common stock purchase warrant is not binding on the IRS or the courts, and no assurance can be given that the IRS or the courts will agree with a holder’s allocation. Each holder should consult his, her or its own tax advisor regarding the allocation of the purchase price between the common stock (or, in lieu of common stock, each pre-funded warrant) and the accompanying common stock purchase warrants.

Treatment of Pre-Funded Warrants

Although it is not entirely free from doubt, a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and a holder of pre-funded warrants should generally be taxed in the same manner as a holder of common stock, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the share of common stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the share of common stock received upon exercise, increased by the exercise price of $0.01 per share. This characterization is not binding on the IRS, and each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). If a pre-funded warrant is not treated as common stock for U.S. federal income tax purposes and is instead treated as an option to acquire common stock, then the U.S. federal income tax treatment of pre-funded warrants generally should be the same as the treatment of the common stock purchase warrants as described below and the holding period of common stock acquired upon exercise of pre-funded warrants would not include the period during which the pre-funded warrants were held. The balance of this discussion generally assumes that the characterization described above is respected for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, a “U.S. holder” means a beneficial owner of our securities that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A “non-U.S. holder” is, for U.S. federal income tax purposes, a beneficial owner of securities that is not a U.S. holder or a partnership for U.S. federal income tax purposes.

Distributions

We currently anticipate that we will retain future earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends in respect of our common stock in the foreseeable future. In the event that we do make distributions on our common stock to a U.S. holder, those distributions generally will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our common stock as described below under the section titled —U.S. Holders—Disposition of Our Securities.” Dividends paid by us will generally be eligible for the reduced rates of tax for qualified dividend income allowed to individual U.S. holders and for the dividends received deduction allowed to corporate U.S. holders, in each case assuming that certain holding period and other requirements are satisfied.

Certain Adjustments to Pre-Funded Warrants and Common Stock Purchase Warrants

The number of shares of common stock issued upon the exercise of the pre-funded warrants or common stock purchase warrants and the exercise price of pre-funded warrants or common stock purchase warrants are subject to adjustment in certain circumstances. Adjustments (or failure to make adjustments) that have the effect of increasing a U.S. holder’s proportionate interest in our assets or earnings and profits may, in some circumstances, result in a constructive distribution to the U.S. holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of pre-funded warrants or common stock purchase warrants generally will not be deemed to result in a constructive distribution. If an adjustment is made that does not qualify as being made pursuant to a bona fide reasonable adjustment formula, a U.S. holder of pre-funded warrants or common stock purchase warrants may be deemed to have received a constructive distribution from us, even though such U.S. holder has not received any cash or property as a result of such adjustment. The tax consequences of the receipt of a distribution from us are described above under “—U.S. Holders—Distributions.”

Disposition of Our Securities

Upon a sale or other taxable disposition (other than a redemption treated as a distribution, which will be taxed as described above under “—U.S. Holders—Distributions”) of our common stock, pre-funded warrants, or common stock purchase warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock, pre-funded warrants, or common stock purchase warrants. Capital gain or loss will constitute long-term capital gain or loss if the U.S. holder’s holding period for the common stock, pre-funded warrants or common stock purchase warrants exceeds one year. The deductibility of capital losses is subject to certain limitations. U.S. holders who recognize losses with respect to a disposition of our common stock, pre-funded warrants, or common stock purchase warrants should consult their own tax advisors regarding the tax treatment of such losses.

Exercise of Common Stock Purchase Warrants

A U.S. holder generally will not recognize gain or loss on the exercise of a common stock purchase warrant and the related receipt of common stock, except to the extent that cash is received in lieu of a fractional share of our common stock. A U.S. holder’s initial tax basis in the common stock received on exercise of a common stock purchase warrant will be equal to the sum of (a) such U.S. holder’s tax basis in the common stock purchase warrant plus (b) the exercise price paid by such U.S. holder on the exercise of such common stock purchase warrant. A U.S. holder’s holding period in the common stock received on exercise of a common stock purchase warrant generally should begin on the day after the date that such common stock purchase warrant is exercised by such U.S. holder.

In certain circumstances, the common stock purchase warrants may be exercised on a cashless basis. The U.S. federal income tax treatment of an exercise of a common stock purchase warrant on a cashless basis is not clear, and could differ from the consequences described above. It is possible that a cashless exercise could be a taxable event. U.S. holders are urged to consult their tax advisors as to the consequences of an exercise of a common stock purchase warrant on a cashless basis, including with respect to their holding period and tax basis in the common stock.

As noted above, this discussion assumes that pre-funded warrants should be treated as common stock for federal income tax purposes. If that assumption is incorrect, then the exercise of a pre-funded warrant should generally have the tax consequences described above in connection with an exercise of common stock purchase warrants for common stock. However, other characterizations are possible, and no assurances can be made regarding the tax consequences of that exercise.

Lapse of Common Stock Purchase Warrants

Upon the lapse or expiration of a common stock purchase warrant, a U.S. holder generally will recognize a loss in an amount equal to such U.S. holder’s tax basis in the common stock purchase warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the common stock purchase warrant is held for more than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Reporting

Information reporting requirements generally will apply to payments of dividends (including constructive dividends) on the common stock, pre-funded warrants, and common stock purchase warrants paid by us to a U.S. holder and to the proceeds of a sale or other disposition of common stock, pre-funded warrants, and common stock purchase warrants unless such U.S. holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding their qualification for exemption from information reporting and backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

Distributions

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Non U.S. Holders—Gain on Disposition of our Securities”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Certain Adjustments to Pre-Funded Warrants or Common Stock Purchase Warrants

As described under “—U.S. Holders—Certain Adjustments to Pre-Funded Warrants or Common Stock Purchase Warrants,” an adjustment to the pre-funded warrants or common stock purchase warrants could result in a constructive distribution to a non-U.S. holder, which would be treated as described under “—Non-U.S. Holders—Distributions” above. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding the proper treatment of any adjustments to the pre-funded warrants or common stock purchase warrants.

In addition, regulations governing “dividend equivalents” under Section 871(m) of the Code may apply to the pre-funded warrants. Under those regulations, an implicit or explicit payment under the pre-funded warrants that references a dividend distribution on our common stock would possibly be taxable to a non-U.S. holder as described under “—Non-U.S. Holders—Distributions” above. Such dividend equivalent amount would be taxable and subject to withholding whether or not there is actual payment of cash or other property, and the Company may satisfy any withholding obligations it has in respect of the pre-funded warrants by withholding from other amounts due to the non-U.S. holder. Non-U.S. holders are encouraged to consult their own tax advisors regarding the application of Section 871(m) of the Code to the pre-funded warrants.

Gain on Disposition of our Securities

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our securities generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% tax on the gain derived from the sale or other disposition (which may be modified by an applicable income tax treaty), which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Exercise and Expiration of Warrants

In general, a non-U.S. holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of pre-funded warrants or common stock purchase warrants, however, to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the discussion below under “—Non-U.S. Holders—Gain on Disposition of our Securities”.

The expiration of a common stock purchase warrant will be treated as if the non-U.S. Holder sold or exchanged the common stock purchase warrant and recognized a capital loss equal to the non-U.S. holder’s tax basis in the common stock purchase warrant. However, a non-U.S. holder will not be able to utilize a loss recognized upon expiration of a common stock purchase warrant against the non-U.S. holder’s U.S. federal income tax liability unless the loss is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base in the United States) or is treated as a U.S.-source loss and the non-U.S. holder is present 183 days or more in the taxable year of disposition and certain other conditions are met.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions are required to be filed with the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on distributions received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code and whether such foreign financial institution is the beneficial owner or an intermediary) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) that does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Non-U.S. Holders—Distributions,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed United States Treasury regulations (upon which taxpayers may rely until final regulations are issued) eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

PLAN OF DISTRIBUTION

We have engaged                , or the placement agent, to act as our exclusive placement agent to solicit offers to purchase the shares of our common stock, pre-funded warrants and common stock purchase warrants offered by this prospectus. The placement agent is not purchasing or selling any such securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use its “reasonable best efforts” to arrange for the sale of such securities by us. Therefore, we may not sell all of the shares of common stock, pre-funded warrants and common stock purchase warrants being offered. The terms of this offering were subject to market conditions and negotiations between us, the placement agent and prospective investors. The placement agent will have no authority to bind us by virtue of the engagement letter. This is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering. The placement agent may retain sub-agents and selected dealers in connection with this offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. Purchasers that enter into securities purchase agreements will be able to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of        following the closing of the offering; and (ii) a covenant to not enter into any equity financings for        days from closing of the offering, subject to certain exceptions.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

•	standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and
•	covenants regarding matters such as registration of warrant shares, no integration with other offerings, no shareholder rights plans, use of proceeds, indemnification of purchasers, reservation and listing of common stock, and no subsequent equity sales for days.

Delivery of the shares of common stock, pre-funded warrants and common stock purchase warrants offered

hereby is expected to occur on or about                          , 2023, subject to satisfaction of certain customary closing conditions.

We have agreed to pay the placement agent an aggregate fee equal to 6.5% of the gross proceeds received in the offering, provided that, only with respect to a specified investor, such cash fee shall be equal to 3.25% of the gross proceeds raised from such specified investor in this offering. In addition, we have agreed to reimburse the placement agent for non-accountable fees and expenses of $50,000, its legal fees and expenses and other out-of-pocket expenses in an amount up to $100,000 and clearing expenses of $15,950.

We have agreed to issue to the placement agent and its designees warrants to purchase that number of shares of our common stock equal to 4.0% of the aggregate number of shares of common stock (including the shares of common stock issuable upon the exercise of the pre-funded warrants) issued in this offering, provided that, only with respect to a specified investor, such warrants shall be equal to 2.0% of the number of shares of common stock (including the shares of common stock issuable upon the exercise of the pre-funded warrants) sold to such specified investor in this offering. The exercise price per share of common stock of those warrants is $        (or 125% of the combined public offering price per share of common stock and common stock purchase warrants) and will terminate on the five-year anniversary of commencement of sales in this offering. The Placement Agent Warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent Warrants is included as an exhibit to this registration statement of which this prospectus forms a part.

We estimate the total expenses of this offering paid or payable by us, exclusive of the placement agent’s cash fee and expenses payable by us, will be approximately $           . After deducting the fees and reimbursable expenses due to the placement agent and our estimated expenses in connection with this offering, assuming we sell all of the shares and accompanying warrants offered hereby, we expect the net proceeds from this offering will be approximately $          (based on an assumed public offering price per share and accompanying common stock purchase warrant of $       which was the last reported sales price of our common stock on The Nasdaq Capital Market on                 , 2023).

The following table shows the per share and total cash fees we will pay to the placement agent in connection with the sale of the common stock and shares of common stock underlying the common stock purchase warrants and pre-funded warrants pursuant to this prospectus.

	Per Share and Common stock purchase warrant	Per Pre-Funded Warrant and Common stock purchase warrant	Total
Offering Price	$	$	$
Placement agent fees
Proceeds before expenses to us	$	$	$

Indemnification

We have agreed to indemnify the placement agent and certain other persons against certain liabilities in connection with the offering of securities offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Right of First Refusal

Subject to consummation of the offering, we have granted a right of first refusal to the placement agent pursuant to which it has the right to act as the sole book-running manager, underwriter, placement agent or manager, as applicable, if we decide to finance or refinance any indebtedness or to raise capital through a public offering (including an at-the-market facility) or private placement or any other capital-raising financing of equity, equity-linked or debt securities (other than an equity line of credit with a specified investor) at any time prior to the six (6) months following the consummation of this offering.

Tail

We have also agreed to pay the placement agent a tail fee equal to the cash and warrant compensation in this offering, if any investor, who was contacted by the placement agent or who was introduced to us during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction of any kind during the 6-month period following expiration or termination of our engagement of the placement agent.

Lock-up Agreements

We and each of our officers and directors have agreed with the placement agent to be subject to a lock-up period of       days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of common stock or any securities convertible into, or exercisable or exchangeable for, shares of common stock, subject to customary exceptions. The placement agent may waive the terms of these lock-up agreements in its sole discretion and without notice. In addition, for a period of        following the closing date of this offering, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our common stock or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price. The placement agent may waive this prohibition in its sole discretion and without notice.

Other Relationships

From time to time, the placement agent may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any further services.

Regulation M Compliance

The placement agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The placement agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the placement agent. Under these rules and regulations, the placement agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Listing and Transfer Agent

Our common stock is listed on Nasdaq under the symbol “PXMD.” The transfer agent of our common stock is Computershare Trust N.A. There is no established public trading market for the common stock purchase warrants or pre-funded warrants common, and we do not plan on making an application to list the common stock purchase warrants or pre-funded warrants on Nasdaq, any national securities exchange or other nationally recognized trading system. Computershare Trust N.A. Company will act as the registrar and transfer agent for the common stock purchase warrants.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the placement agent, or by its affiliates. Other than this prospectus in electronic format, the information on the placement agent’s website and any information contained in any other website maintained by the placement agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the placement agent in its capacity as the placement agent, and should not be relied upon by investors.

LEGAL MATTERS

Dechert LLP will pass upon the validity of the shares of common stock offered by this prospectus.                      is counsel for the placement agent in connection with this offering.

EXPERTS

Our balance sheets as of December 31, 2022 and 2021, the related statements of operations, and the statements of stockholders’ deficit and cash flows for the years ended December 31, 2022 and December 31, 2021 have been audited by Marcum LLP, independent registered public accounting firm, as stated in their report which is included herein. Such financial statements have been incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2022 in reliance upon the report of such firm, which includes an explanatory paragraph relating to our ability to continue as a going concern, given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement or the exhibits, schedules and amendments to the registration statement. For further information with respect to us and the securities offered hereby, we refer you to the registration statement, the documents incorporated by reference into the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus or in documents incorporated by reference into this prospectus as to the contents of any contract or any other document referred to are not necessarily complete. If a contract or other document has been filed as an exhibit to the registration statement, please see the copy of the contract or other document that has been filed. Each statement in this prospectus relating to a contract or other document filed as an exhibit is qualified in all respects by the filed exhibit.

We file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available to the public over the Internet at the Commission’s website at www.sec.gov and on our website at www.paxmedica.com/investors. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only. You may inspect a copy of the registration statement through the Commission’s website, as provided herein.

Incorporation by Reference

The Commission’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the Commission will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the Commission:

•	Our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 30, 2023;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, filed with the Commission on May 15, 2023 and August 9, 2023, respectively;

•	Our Current Reports on Form 8-K filed with the Commission on January 6, 2023, February 7, 2023 and February 15, 2023, April 28, 2023, June 2, 2023, June 8, 2023, June 16, 2023, July 6, 2023, July 24, 2023 and August 4, 2023;

•	The portions of our Proxy Statement on Schedule 14A for the 2023 Annual Meeting, filed with the Commission on April 6, 2023, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 30, 2023; and

•	The description of our common stock contained in Item 1 of the Registration Statement on Form 8-A (File No. 001-41475), filed with the Commission on August 10, 2022, including any amendment or report filed for the purpose of updating such description, as updated by Exhibit 4.1 of our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Commission on March 30, 2023.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of this offering, including all such documents we may file with the Commission after the date hereof and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the Commission, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

PaxMedica, Inc.

Attn: Chief Financial Officer

303 South Broadway, Suite 125

Tarrytown, NY 10591

(914) 987-2876

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

Up to       Shares of Common Stock
Up to          Warrants to Purchase Common Stock
Up to         Pre-Funded Warrants to Purchase Shares of Common Stock
Placement Agent Warrants to Purchase up to                 Shares of Common Stock
Up to         Shares of Common Stock Underlying the Warrants,
Pre-Funded Warrants and Placement Agent Warrants

PRELIMINARY PROSPECTUS

, 2023

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than placement agent fees, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.

Amount Paid or to Be Paid
SEC registration fee	$
FINRA filing fee
Printing and mailing
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
Total	$

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our Certificate of Incorporation and Bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our Certificate of Incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our Bylaws are not exclusive.

Our Certificate of Incorporation, as amended in Exhibit 3.1 hereto, and our Amended and Restated Bylaws in Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into and intend to continue to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2020 which were not registered under the Securities Act.

Original Issuances of Stock

On April 15, 2020, Purinix converted from a limited liability company to a Delaware corporation and we changed our name to PaxMedica, Inc., resulting in a new capital structure consisting of common stock and preferred stock, each having a par value of $0.0001. This conversion resulted in conversion of the prior Purinix members’ interests into an aggregate of 2,696,439 shares of Series Seed Preferred Stock, which are convertible into 1,557,435 shares of common stock, and 5,775,898 shares of common stock of the Company.

Private Placement of Series Seed Preferred Stock

On March 3, 2020, we sold in a private offering to an accredited investor 100,000 shares of our Series Seed Preferred Stock at a purchase price of $0.50 per share. All shares of our Series Seed Preferred Stock sold in this transaction automatically be converted into shares of our common stock, on a 1:0.5775898 basis, upon consummation of our initial public offering.

Restricted Stock Units

On December 22, 2020, we granted 1,377,999 restricted stock units under the 2020 Plan to certain of our employees and directors, each of which entitles the holder to one share of our common stock upon settlement of the restricted stock unit. Such restricted stock units expired according to their terms on December 31, 2021.

On January 1, 2022, we granted 1,342,667 restricted stock units under the 2020 Plan to certain of our employees and directors, each of which entitles the holder to one share of our common stock upon settlement of the restricted stock unit.

Between July 2022 and October 2022, we granted a total of 694,083 restricted stock units under the PaxMedica Inc. Amended and Restated 2020 Omnibus Equity Incentive Plan to certain of our employees and directors, each of which entitles the holder to one share of our common stock upon settlement of the restricted stock unit.

Stock Options

On May 1, 2020, we granted stock options to purchase an aggregate of 787,499 shares of our common stock with exercise prices of $0.19 per share to our employees, consultants and directors pursuant to the 2020 Plan. Such stock options were cancelled in full for no consideration on December 22, 2020.

2020 Convertible Promissory Note Offering and Warrants

In July 2020, we issued July 2020 Notes in an aggregate principal amount of approximately $0.1 million with an interest rate of 8% per annum, and in October 2020, we issued October 2020 Notes in an aggregate principal amount of approximately $3.0 million with an interest rate of 8% per annum. We issued 1,137,594 shares of common stock upon the conversion of all of the July 2020 Notes and October 2020 Notes in March 2021. In connection with the October 2020 Notes, we also issued an aggregate of 1,034,176 warrants to purchase shares of common stock, which are exercisable at an exercise price equal to $3.00.

2022 Convertible Promissory Note Offering and Warrants

Between April and July 2022, we issued our senior secured convertible promissory notes in an aggregate principal amount of approximately $1.5 million with an interest rate of 10% per annum (the “2022 Notes”). The 2022 Notes mature 12 months from the date of issuance, and convert at a conversion price of $4.20 per share. In connection with the offering of the 2022 Notes, we issued common stock purchase warrants to purchase up to 195,140 shares of common stock, with an exercise price of $4.20 per share. Between August 2022 and December 2022, we issued an aggregate of 261,902 shares of common stock upon conversion of certain of the 2022 Notes.

SAFE

In March 2021, we entered into a simple agreement for future equity, or SAFE, with an investor, pursuant to which we received gross proceeds in an aggregate amount equal to $5.0 million. The Series X Private Placement in August 2022 constituted a qualified offering under the terms of the SAFE and the SAFE automatically converted into 100,000 shares of Series X Preferred Stock.

Private Placement of Series X Preferred Stock

On August 2, 2022, the Company issued and sold an aggregate of 3,200 shares of our Series X Preferred Stock to a certain “accredited investor” (as defined in Regulation D promulgated under the Securities Act of 1933, as amended, or the Securities Act), at a purchase price of $100 per share, for aggregate proceeds of approximately $320,000 and net proceeds to the Company of approximately $300,000, after deducting expenses. Upon the closing of our initial public offering, all outstanding shares of Series X Preferred Stock automatically converted into shares of common stock at the initial offering price, subject to the beneficial ownership restrictions contained in the certificate of designations for the Series X Preferred.

Series Seed Exchange Agreement

In August 2022, we entered into exchange agreements with the holders of our Series Seed Preferred Stock, pursuant to which we agreed to exchange all shares of our outstanding Series Seed Preferred Stock into an aggregate of 1,557,435 shares of our common stock immediately prior to the effectiveness of our Registration Statement on Form S-1, as amended (File No. 333-239676).

Warrant Exchange Agreement

In August 2022, 375,000 shares of our common stock were issued as a result of a Warrant Exchange Agreement, pursuant to which holders of certain of our outstanding warrants exchanged their warrants for shares of our common stock.

Lincoln Park Transaction

On November 17, 2022, pursuant to the Purchase Agreement with Lincoln Park (the “Lincoln Park Purchase Agreement”), we issued 198,974 shares of common stock to Lincoln Park as Commitment Shares. These shares were not registered under the Securities Act when issued but have been registered for resale on the Lincoln Park Registration Statement.

Craft and R.F. Lafferty Warrants

In January and March 2023, we issued to the representatives in our initial public offering warrants to purchase up to a total of 30,000 and 112,000 shares of our common stock, respectively (the “Representative’s Warrants”). The warrants are exercisable at any time, and from time to time, in whole or in part, during the four and a half-year period commencing six months from the issuance date, and expiring four and a half years thereafter. The warrants issued in January are exercisable at a per share price equal to $3.00. The warrants issued in March are exercisable at a per share price equal to $3.50.

Lind Transaction

On February 2, 2023, pursuant to a Purchase Agreement with Lind, we issued the Note and the Warrant to acquire 800,000 shares of our common stock until February 6, 2027 at an exercise price of $3.25 per share, subject to certain adjustments. These shares were not registered under the Securities Act when issued, but we have agreed to file a registration statement with the Commission no later than 90 days from February 2, 2023, covering the resale of all of our shares of common stock issuable to Lind pursuant to the Note and the Warrant.

Securities Act Exemptions

We deemed the offers, sales and issuances of the securities described above under “— Original Issuances of Stock,” “— Private Placement of Series Seed Preferred Stock,” “— 2020 Convertible Promissory Note Offering and Warrants”, “— SAFE”, “— Private Placement of Series X Preferred Stock”, “— 2022 Convertible Promissory Note Offering and Warrants”, “— Series Seed Exchange Agreement”, “— Warrant Exchange Agreement”, “— Lincoln Park Transaction”, “— Lind Transaction”, “— Craft and R.F. Lafferty Warrants”, certain of the grants of stock options described above under “— Stock Options” and issuances of the securities described above under “— Restricted Stock Units” to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the

Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

We deemed the grants of stock options and issuances of common stock upon exercise of such securities described above under “— Stock Options” and certain of the issuances of the securities described above under “— Restricted Stock Units” to be exempt from registration under the Securities Act in reliance on (i) Section 4(a)(2) of the Securities Act, including Regulation D and Rule 506 promulgated thereunder, relative to transactions by an issuer not involving a public offering, and (ii) Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

Item 16. Exhibits.

Exhibit No.	Description of Document
3.1	Certificate of Incorporation of PaxMedica, Inc., as amended (incorporated by reference to Exhibit 3.1 to Amendment No. 10 to Form S-1 filed on August 8, 2022).

3.2	Amendment to Certificate of Incorporation of PaxMedica, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on August 30, 2022).

3.3	Certificate of Designations, Preferences and Rights of Series X Convertible Preferred Stock of PaxMedica, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 10 to Form S-1 filed on August 8, 2022).

3.4	Amended and Restated Bylaws of PaxMedica, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on August 30, 2022).

4.1	Specimen Certificate representing shares of common stock of PaxMedica, Inc. (incorporated by reference to Exhibit 4.1 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

4.2	Form of 2022 Warrant (incorporated by reference to Exhibit 4.2 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

4.3	Form of Representative Warrant (incorporated by reference to Exhibit 4.3 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

4.4	Form of 2020 Warrant (incorporated by reference to Exhibit 4.4 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

4.5	Lind Note (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on February 7, 2023).

4.6	Lind Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on February 7, 2023).

4.7	Form of Common stock purchase warrant.**

4.8	Form of Pre-funded Warrant.**

4.9	Form of Placement Agent Warrant.**

5.1	Opinion of Dechert LLP regarding the validity of the common stock being registered.**

10.1	Form of Indemnification Agreement entered into by PaxMedica, Inc. with its Officers and Directors (incorporated by reference to Exhibit 10.1 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

10.2	PaxMedica, Inc. Amended and Restated 2020 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.3	Form of Nonqualified Stock Option Award under the Amended and Restated 2020 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.4	Form of Incentive Stock Option Award under the Amended and Restated 2020 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.5	Letter Agreement between PaxMedica, Inc. and Howard J. Weisman, dated March 4, 2020 (incorporated by reference to Exhibit 10.5 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.6	Letter Agreement between PaxMedica, Inc. and Zachary Rome, dated June 25, 2020 (incorporated by reference to Exhibit 10.6 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.7	Letter Agreement between PaxMedica, Inc. and Michael Derby, dated June 25, 2020 (incorporated by reference to Exhibit 10.7 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.8	Rent and Administrative Services Agreement between PaxMedica, Inc. and TardiMed LLC, dated July 1, 2020 (incorporated by reference to Exhibit 10.9 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

10.9	Patient Records License Agreement between Purinix Pharmaceuticals LLC and Lwala Hospital, dated November 9, 2018 (incorporated by reference to Exhibit 10.10 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).‡

10.10	Patient Records License Agreement between Purinix Pharmaceuticals LLC and Ministry of Health, Republic of Malawi, dated October 10, 2018 (incorporated by reference to Exhibit 10.11 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).‡

10.11	Master Services Agreement between Purinix Pharmaceuticals LLC and CRO Consulting (Pty) Limited, dated May 25, 2018. (incorporated by reference to Exhibit 10.12 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).‡

10.12	Form of Restricted Stock Unit Grant Agreement under the Amended and Restated 2020 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).†

10.13	Amendment to Rent and Administrative Services Agreement between PaxMedica, Inc. and TardiMed LLC, dated November 1, 2020 (incorporated by reference to Exhibit 10.14 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

10.14	Form of 2022 Convertible Promissory Note (incorporated by reference to Exhibit 10.15 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

10.15	Form of 2022 Convertible Promissory Note Securities Purchase Agreement (incorporated by reference to Exhibit 10.16 to Amendment No. 10 to the Registration Statement on Form S-1 filed on August 8, 2022).

10.16	Purchase Agreement, dated as of November 17, 2022, by and between the Company and Lincoln Park (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on November 21, 2022).

10.17	Registration Rights Agreement, dated as of November 17, 2022, by and between the Company and Lincoln Park (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on November 21, 2022).

10.18	Employment Agreement, dated as of November 19, 2022, between the Company and Stephen D. Sheldon (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on November 21, 2022).†

10.19	Employment Agreement, dated as of January 1, 2023, between the Company and Howard J. Weisman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on January 6, 2023).†

10.20	Securities Purchase Agreement between PaxMedica, Inc. and Lind Global Fund II LP, dated February 2, 2023 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 7, 2023).

10.21	Security Agreement between PaxMedica, Inc. and Lind Global Fund II LP, dated February 6, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on February 7, 2023).

10.22	Specialty Benefit Manager Agreement, effective as of June 30, 2023, by and between PaxMedica, Inc. and Vox Nova, LLC (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on August 9, 2023).‡

10.23	Form of Securities Purchase Agreement.**

23.1	Consent of Marcum LLP, Independent Registered Public Accounting Firm.**

23.2	Consent of Dechert LLP (included in Exhibit 5.1).**

24.1	Power of Attorney (included on the signature page).**

107	Calculation of Filing Fee.**

*	Filed herewith.

**	To be filed by amendment.

†	Indicates management compensatory plan, contract or arrangement.

‡	Certain portions of this exhibit have been omitted because the omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tarrytown, New York on this       day of               , 2023.

PAXMEDICA, INC.

Howard J. Weisman
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard J. Weisman and Stephen D. Sheldon, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Howard J. Weisman	Chief Executive Officer and Director (Principal Executive Officer)	, 2023

Stephen D. Sheldon	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023

Zachary Rome	Chief Operating Officer and Director	, 2023

Michael Derby	Executive Chairman and Director	, 2023

Karen LaRochelle	Director	, 2023

John F. Coelho	Director	, 2023

Charles J. Casamento	Director	, 2023